

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Allan J. Marter
Chief Financial Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

>   **Re: Aurelio Resource Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 4, 2007**
>   **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
>   **Filed May 17, 2007**
>   **Form 10-QSB for the Quarterly Period Ended June 30, 2007**
>   **Filed August 14, 2007**
>   **Response letter dated July 30, 2007**
>   **File No. 0-50931**

Dear Mr. Marter:

        We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Cover

2.   As part of your response to comment one from our letter dated June 26, 2007 you
        provide draft revisions to the cover of your Form 10-KSB and 10-QSB that you
        propose to file as amendments to such forms. Comment one requested you to
        revise your documents to provide the disclosures required by Exchange Act Rule
        13a-10. We are unable to locate the financial statement revisions and related
        disclosures in your draft documents. Please ensure your amended documents
        include the financial statements and disclosures required by Exchange Act Rule
        13a-10.

3.   We also note that the draft revised cover page of the Form 10-QSB for the
        quarterly period ended March 31, 2007 included as Attachment A to your
        response, identifies such report as being a transition report for the period from
        December 31, 2006 to March 31, 2007.   A transition report is generally only filed
        for one transition period, from the end of the previous fiscal year to the end of the
        new fiscal year. As such, it would not be necessary to identify your quarterly
        reports subsequent to December 31, 2006 as being transition reports. However,
        please note that the financial statements included in your quarterly reports filed
        subsequent to December 31, 2006 should comply with the requirements of Article
        10 of Regulation S-X. To this extent we note that your reports for the quarterly
        periods ended March 31, 2007 and June 30, 2007 include financial statements for
        the periods of your new fiscal year with comparative financial statements from
        your previous fiscal year (i.e. six months ended June 30, 2007 vs. six months
        ended May 31, 2006). Please amend your filings to include revised financial
        statements and related disclosures to comply with the guidance in Article 10 of
        Regulation S-X.

Notes to Consolidated Financial Statements, page 35

Note 3 Significant Accounting Policies, page 35

Mineral Properties and Exploration Expenditures, page 36

4.   We note your response to our prior comment number two. As there appears to be
        diversity in practice regarding the accounting treatment for such costs, please
        expand your US GAAP accounting policy disclosures to address the items below.

        •   Expand your accounting policy for exploration and development costs to
            address the criteria you use to determine whether or not a drilling expenditure
            represents an exploration cost or a development cost.

        •   Please indicate, if true, that your accounting for drilling costs depends upon
            whether or not at the time the cost is incurred, the expenditure:

Allan J. Marter
Aurelio Resource Corporation
September 20, 2007
Page 3

> a) Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;
>
> b) You can obtain the benefit and control others access to it, and,
>
> c) The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria,

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.

Note 6 Segment Information, page 38

5.   Your response to comment three explains that you plan to file an amended Form 10-KSB and 10-QSB to provide the disclosures required by SFAS 131. We note the draft disclosures provided as part of your response do not provide all the information requested by SFAS 131. Specifically, we note that paragraph 27 of SFAS 131 requires a registrant to provide a measure of segment profit or loss. We could not locate such a measure within the draft disclosures provided with your response. Please ensure your revised disclosures include all the information required to be disclosed by SFAS 131. This comment is also applicable to your Form 10-QSB for the quarterly period ended June 30, 2007.

Note 7 Business Acquisitions, page 38

6.   Please note that we are continuing to evaluate your responses contained in your letter dated July 30, 2007 in regards to our prior comment numbers four, five and six.

7.   You explain that your acquisition of 100% of the outstanding common stock of ARI on August 17, 2006 was a business purchase. Paragraph 17 of SFAS 141 outlines guidance for determining the acquiring entity in a purchase business combination. Considering this guidance, please tell us why you concluded Aurelio Resource Corporation was considered the acquiring entity in the transaction with ARI. Please explain why you do not believe the transaction represents a reverse merger.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief